[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

November 9, 2018

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 333-33607 and 811-08333

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on November 1, 2018, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 21, 2018, which relates to Nuveen Winslow International Large Cap Fund (the “Fund”), a series of the Trust. The prospectus for the Fund has been revised in response to your comments.

GENERAL COMMENT

COMMENT 1

Please provide the ticker symbols on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbols will be added to the cover pages and will be updated on EDGAR.

PROSPECTUS

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Prior to going effective, please provide all of the information in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables because this information is material per Rule 405 of the Securities Act of 1933.

RESPONSE TO COMMENT 2

The requested information for the tables has been provided in Appendix A.

COMMENT 3 — FUND SUMMARY — PRINCIPAL RISKS

Please consider disclosing the principal risks associated with investing in a new fund.

RESPONSE TO COMMENT 3

Management respectfully declines to add a risk relating to the risks of investing in a new fund in the “Principal Risks” section.

COMMENT 4 — FUND SUMMARY — PRINCIPAL RISKS

For the “Derivatives Risk,” please revise the disclosure to address the specific risks associated with the derivative instruments that may be used by the Fund.

RESPONSE TO COMMENT 4

Management believes that the risk disclosure describes the principal risks involved with the derivative instruments that may be used by the Fund. Consequently, management respectfully declines to make the requested revision.

COMMENT 5 — FUND SUMMARY — PRINCIPAL RISKS

Please identify supplementally the broad-based securities market index the Fund will utilize.

RESPONSE TO COMMENT 5

The broad-based securities market index will be the MSCI World ex USA Index.

COMMENT 6 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please disclose all the Fund’s principal investment strategies as required by Item 9(b) of Form N-1A. Please note that while Form N-1A states that information in the summary section need not be repeated elsewhere, Form N-1A also states that the Item 9(b) disclosure should be more detailed disclosure. If it is the Fund’s position that it discloses its principal investment strategies in the “Fund Summary” section, then it is not following layered disclosure regime adopted by the Securities Exchange Commission. See IM Guidance Update No. 2014-08 from June 2014 titled “Guidance Regarding Mutual Fund Enhanced Disclosure.”

RESPONSE TO COMMENT 6

Management believes the current disclosures comply with Form N-1A. Form N-1A states that information in the summary section need not be repeated elsewhere. IM Guidance Update No. 2014-08 discusses how the Commission disagrees with unnecessary duplication of information. When the strategy requires a more detailed description than what is provided in the summary section to understand how the Fund selects its holdings, further disclosure is provided in the “More About Our Investment Strategies” section. However, when the disclosure in the summary section sufficiently describes a particular investment strategy, the Fund does not duplicate the information later in the prospectus. Consequently, management respectfully declines to revise the “More About Our Investment Strategies” section as requested.

COMMENT 7 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies and pooled investment vehicles do not exceed 0.01% of the average net assets of the Fund. Otherwise, please include the appropriate line item in the “Annual Fund Operating Expenses” table.

RESPONSE TO COMMENT 7

Management confirms that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies do not exceed 0.01% of the average net assets of the Fund.

COMMENT 8 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CONTINGENT DEFERRED SALES CHARGES

Please confirm supplementally that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A, including a list of all intermediaries that permit such waivers.

RESPONSE TO COMMENT 8

Management confirms that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

COMMENT 9 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Under the “CDSC Waivers and Reductions” section, please remove the seventh and eighth bullets unless the intermediaries referenced are listed in the appendix to the prospectus because investors must be able to identify if a waiver applies to their situation.

RESPONSE TO COMMENT 9

The situations described in the two referenced bullets are available to shareholders through any intermediary under the circumstances described. Because the waivers are not limited to only a certain intermediary or intermediaries, no intermediaries are listed in the appendix to the prospectus with respect to these waivers. Consequently, management respectfully declines to make the requested revision.

COMMENT 10 — HOW YOU CAN BUY AND SELL SHARES — HOW TO SELL SHARES – MEETING REDEMPTION REQUESTS

Please confirm that the Fund will not use illiquid securities to pay in-kind redemptions. If the Fund may use illiquid securities to pay in-kind redemptions, please disclose this possibility and disclose the risk that shareholders may not be able to sell these illiquid securities.

RESPONSE TO COMMENT 10

Management confirms that the Fund will not redeem shares in-kind with illiquid securities.

COMMENT 11 — APPENDIX – CLASS A SHARE FRONT-END SALES CHARGE WAIVERS AVAILABLE AT AMERIPRISE FINANCIAL

Please define “fund family” in the fourth bullet.

RESPONSE TO COMMENT 11

This generic phrase has been replaced with a specific reference to Nuveen-sponsored mutual funds.

COMMENT 12 — APPENDIX – CLASS A SHARE FRONT-END SALES CHARGE WAIVERS AVAILABLE AT AMERIPRISE FINANCIAL

To avoid investor confusion, please revise the fifth bullet so that the sales waiver can be ascertained without references to the prospectus.

RESPONSE TO COMMENT 12

Because the Class C exchange waiver policy described in the fifth bullet of this section is the same as the automatic Class C exchange policy described in the prospectus, the cross-references to the prospectus in the fifth bullet have all been deleted.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren